SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Steben Select Multi-Strategy Master Fund
(Name of Issuer)

Steben Select Multi-Strategy Master Fund
(Name of Person(s) Filing Statement)

 Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

With a copy to:
Francine Rosenberger c/o Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878 (240) 631-7602	George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

June 25, 2015

(Date Tender offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$10,872,302.90(a)	$1,263.36(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(b)	Calculated at $116.20 per million of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.   Summary Term Sheet.

Important Dates Related to this Offer:

Date	Name of Date	Definition
June 26, 2015	Commencement Date	the date as of which the Offer commenced
July 24, 2015	Notice Date	the deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
July 24, 2015	Expiration Date	the deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2015	Repurchase Valuation Date
the date as of which the net asset value of the Shares is calculated (which will generally occur quarterly as of each March 31, June 30, September 30 and December 31, or if any such date is not a business day, as of the immediately preceding business day), unless extended by the Fund to a later date subsequently designated by the Fund*
(in the event of any extension, the Repurchase Valuation Date will be the last business day of the month immediately following the month in which the Expiration Date occurs)

August 21, 2015	Acceptance Date	the date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)
*
In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

Steben Select Multi-Strategy Master Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase shares of the Fund (“Shares”) from its shareholders (“Shareholders”).  The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer”.  (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer.)  Specifically, the Fund is offering to repurchase Shares in an amount up to 25% of the net assets of the Fund, calculated as of the Repurchase Valuation Date, and each Share tendered for repurchase will be purchased at the net asset value per Share calculated as of such date.  (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.)  Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern time on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time on the Expiration Date, unless extended.  The net asset value of Shares will be calculated for this purpose as of the Repurchase Valuation Date.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources:  cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings.  The payment will generally be made within 30 days after the Repurchase Valuation Date.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment adviser has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund shares.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 after giving effect to the tender. Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern time on the Notice Date, unless extended.  The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time on the Expiration Date, unless extended.  Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein.  If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following address:

Regular Mail:
Steben Select Multi-Strategy Master Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight Mail:
Steben Select Multi-Strategy Master Fund
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

or (ii) fax it to the Fund at 877.522.1249, so that it is received before 12:00 midnight, Eastern time, on the Notice Date (or if applicable, the Notice Date as extended).  The value of your Shares may change between April 30, 2015, the last date for which the Fund completed the calculation of its net asset value, and the Repurchase Valuation Date.

As of April 30, 2015, the last date for which the Fund completed the calculation of its net asset value, the aggregate net asset value of the Fund was $43,489,211.60 and the net asset value of each Share of the Fund was $11.15.  The value of the Shares may change between April 30, 2015 and the Repurchase Valuation Date.  Shareholders desiring to obtain the estimated net asset value of their Shares may contact one of the Fund’s dedicated account representatives at 800.726.3400 or at the address listed above, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Expiration Date.  Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or if applicable, Notice Date as extended).  A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.

Item 2.	Issuer Information.

 (a) The name of the issuer is the Steben Select Multi-Strategy Master Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 800.726.3400.

(b) The title of the securities that are the subject of the Offer to Repurchase are Shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the shares of beneficial interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Repurchase or the shares of beneficial interests in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Repurchase.) As of the close of business on April 30, 2015, there was approximately $43,489,211.60 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will purchase up to $10,872,302.90 of Shares (the “Offer Amount”).

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated July 31, 2014 which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is Steben Select Multi-Strategy Master Fund. The Fund’s principal executive office is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 800.726.3400. The Investment Manager of the Fund is Steben & Company, Inc. The principal executive office of the Investment Manager is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 240.631.7600. The Investment Manager’s investment committee (“Investment Committee”) members are Messrs. Kenneth E. Steben, Michael D. Bulley, John Dolfin and Ms. Basak Akiska (herein defined as the “Managers”). Their address is c/o Steben & Company, Inc., at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 240.631.7600.

Item 4.	Terms of This Tender Offer.

      (a) (1) (i)   Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to 25% of the net assets of the Fund which are tendered by Shareholders and not withdrawn (as described in Item 4(a)(1)(vi)) by 12:00 midnight, Eastern time, on the Notice Date (or if applicable, Notice Date as extended).

 (ii)      The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date.  See Item 4(a)(1)(v) below.

A Shareholder who tenders some but not all of the Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund after giving effect to the repurchase.  Such minimum account balance requirement may be waived by the Investment Manager, in its sole discretion. Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund).

 (iii)    The scheduled expiration date is midnight, Eastern Standard Time, July 24, 2015.

 (iv)   Not applicable.

 (v)      The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  If the Fund elects to extend the tender period, the net asset value, and, hence, the repurchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date:  (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to repurchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)      Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)     Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal to the Fund at the following address: c/o U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, 3rd Floor, Milwaukee, WI 53202 or fax a completed and executed Letter of Transmittal to the Investment Manager, to the attention of Steben Select Multi-Strategy Master Fund, at 877.522.1249. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than 12:00 midnight, Eastern time, on the Notice Date (or if applicable, Notice Date as extended).  The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)    For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.

(ix)      If Shares in excess of 25% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following:  (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares.  Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)      Not applicable.

(xii)     The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder.   In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules.  A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2)         Not applicable.

(b)      At the present time, the Fund is not aware of any intentions of the Investment Manager or members of the Board or officers of the Fund or Fund affiliate to have their Shares acquired in this tender offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s Prospectus dated July 31, 2014 (“Prospectus”), which was provided to each Shareholder in advance of purchasing Shares, provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Investment Manager expects that it will recommend to the Board that the Fund offer to repurchase Shares with a Valuation Date quarterly on or about March 31, June 30, September 30 and December 31 of each year. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Manager or the Fund’s Board, or any person controlling the Fund or controlling the Investment Manager or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund has not previously offered to repurchase Shares from Shareholders.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a)         The purpose of the Offer to Repurchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.

(b)         Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of remaining Shareholders in the Fund (assuming no further issuances of Shares).

(c)         None of the Fund, the Investment Manager, and the Board of Trustees has any plans or proposals which relate to, or would result in:  (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Investment Manager) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Fund’s Declaration of Trust dated as of June 24, 2013 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund.  Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)         The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed 25% of the net assets of the Fund (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources:  (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b)         There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)         Not applicable.

(d)         None of the Fund, the Investment Manager and the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer.  Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8.	Interest in Securities of the Issuer.

(a)         Based on April 30, 2015 estimated values, none of the officers of the Fund or members of the Board of Trustees beneficially owned shares of the Fund.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

The Fund commenced operations on August 1, 2013. The audited financial statements for the Fund as of March 31, 2015 filed with the SEC on EDGAR on Form N-CSR on June 8, 2015 are hereby incorporated by reference. Copies of the Fund’s financial information may be found online at www.sec.gov or may be obtained free of charge by calling 240.631.7600.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b)	None.

Item 12.	Exhibits.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Form of Notice of Withdrawal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2015

STEBEN SELECT MULTI-STRATEGY MASTER FUND

By:	/s/ Kenneth E. Steben
Name:	Kenneth E. Steben
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Form of Notice of Withdrawal of Tender.